As filed with the Securities and Exchange Commission on September 14, 2010

Registration No. 333-167980

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

REGISTRATION STATEMENT

UNDER

SCHEDULE B OF

THE SECURITIES ACT OF 1933

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Honourable Daniel Sullivan

John McNab

Glenn Campbell

Canadian Consulate General

1251 Avenue of the Americas

New York, New York  10020

(Name and Address of Authorized Agent in the United States)

Copies To:

Christopher J. Cummings	Alan Dean	Ministry of Finance
Shearman & Sterling LLP	Davis Polk & Wardwell LLP	Provincial Treasury
Commerce Court West	450 Lexington Avenue	Debt Management Branch
199 Bay Street	New York, New York 10017	620 Superior Street
Suite 4405	(212) 450-4000	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario M5L 1E8		Victoria, British Columbia V8W 9V1
(416) 360-8484		(250) 387-7125

Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

			Proposed maximum	Proposed maximum
Title of each class	Amount to		offering price	aggregate	Amount of
of securities to be registered	be registered(1)		per unit(1)	offering price(1)	registration fee(2)(4)
Debt Securities and Warrants to purchase the same	$4,110,419,000	(3)	100%	$4,110,419,000	$293,072.87

(1)         Estimated solely for the purpose of determining the registration fee.

(2)         The Prospectus included in this Registration Statement also relates to $1,592,861,000 aggregate principal amount of Debt Securities and Warrants registered by Registration Statement No. 333-82846 of which $889,581,000 remains unsold and in respect of which the Province paid a registration fee of $81,841.45.

(3)         In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities and Warrants registered hereunder, together with the aggregate principal amount of Debt Securities and Warrants previously registered and are sold as described below, will not exceed $5,000,000,000.

(4)         Previously paid.

As permitted by Rule 429 under the Securities Act of 1933, as amended, the Prospectus included in this Registration Statement is a combined prospectus relating also to $1,592,861,000 aggregate principal amount of Debt Securities and Warrants registered under Registration Statement No. 333-82846 of which $889,581,000 remains unsold. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-82846 and such Post-Effective Amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROVINCE OF BRITISH COLUMBIA
EXPLANATORY NOTE

This Registration Statement relates to U.S.$4,110,419,000 aggregate principal amount of Debt Securities and Warrants to purchase the same of the Province of British Columbia to be offered as separate issues of Debt Securities and/or Warrants from time to time on terms and in the manner to be specified in prospectus supplements to be delivered with the prospectus included in this Registration Statement in connection with each such offering. As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus included in this Registration Statement is a combined prospectus which relates to U.S.$5,000,000,000 aggregate principal amount of Debt Securities (plus such additional principal amount as may be necessary such that, if Debt Securities are issued at an original issue discount, the aggregate initial offering price will not exceed U.S.$5,000,000,000) and/or Warrants to purchase the same of the Province of British Columbia, of which U.S.$4,110,419,000 is being registered hereby and U.S.$1,592,861,000 was registered pursuant to Registration Statement No. 333-82846, of which there is U.S.$889,581,000 aggregate principal amount of unsold Debt Securities and/or Warrants registered thereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 14, 2010

PROSPECTUS

PROVINCE OF BRITISH COLUMBIA

(Canada)

U.S.$5,000,000,000

By this prospectus, we may offer debt securities of the Province consisting of any combination of debentures, notes and bonds, and warrants to purchase debt securities.

We may from time to time offer up to U.S.$5,000,000,000 aggregate proceeds of debt securities and warrants or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed U.S.$5,000,000,000). We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated            , 2010.

The prospectus supplement that relates to your debt securities or warrants may update or supersede any of the information in this prospectus.

The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of British Columbia.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the debt securities and warrants described in this prospectus in one or more offerings for total aggregate proceeds of up to U.S.$5,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed U.S.$5,000,000,000). This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we sell debt securities or warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

References in this prospectus to “Cdn.$” are to lawful money of Canada and “U.S.$” are to lawful money of the United States of America. The noon exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on September 13, 2010 was approximately Cdn.$1.00 = U.S.$0.9729.

WHERE YOU CAN FIND MORE INFORMATION

The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, it does file an annual report and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information about the Province. You may read and copy any document the Province files with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by the Province is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•                  the Province’s Annual Report on Form 18-K (File No. 333-82846) for the year ended March 31, 2009 and the exhibits thereto, excluding the section entitled “Credit Rating” on page 33 in Exhibit 99.4 (2009 British Columbia Financial and Economic Review) thereto; and

•                  all amendments to the Province’s Annual Report on Form 18-K (File No. 333-82846) for the year ended March 31, 2009 filed prior to the date of this prospectus, excluding the following:

(a)         last four paragraphs on page 72 under the section entitled “Continuing Solid Fiscal Management” in Exhibit 99.9 (Budget and Fiscal Plan (2010/11 — 2012/13)) to Amendment No. 2 to the Province’s Annual Report on Form 18-K for the year ended March 31, 2009, filed on March 8, 2010;

(b)         the last bullet point on page 11 under the section entitled “Financial Statement Discussion and Analysis Report—Highlights,” the sections entitled “Financial Statement Discussion and Analysis Report—Strong Credit Rating” and “Financial Statement Discussion and Analysis Report—Credit Ratings June 2010” on page 26 and the first row of the table in the section entitled “Summary of Performance Measures for the Fiscal Year Ended March 31, 2010” on page 137 in Exhibit 99.13 (Public Accounts (For the Fiscal Year Ended March 31, 2010)) to Amendment No. 4 to the Province’s Annual Report on Form 18-K for the year ended March 31, 2009, filed on July 13, 2010; and

(c)          the section entitled “Credit Rating” on page 55 in Exhibit 99.14 (2010 British Columbia Financial and Economic Review (April 2009 to March 2010)) to Amendment No. 5 to the Province’s Annual Report on Form 18-K for the year ended March 31, 2009, filed on August 18, 2010.

The Province also incorporates by reference all future annual reports on Form 18-K and amendments to annual reports on Form 18-K, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act (except that any portion of (i) any future annual reports on Form 18-K or amendments thereto, or (ii) any other information the Provinces files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act, that contains disclosure similar to the portions of the Province’s Annual Report on Form 18-K for the year ended March 31, 2009 and amendments thereto that are excluded above shall not be deemed to be incorporated by reference in this Prospectus or the registration statement of which this Prospectus forms a part) until it sells all of the debt securities and warrants authorized to be offered by this Prospectus. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing or calling the Province at the following address:

Province of British Columbia

Ministry of Finance, Provincial Treasury

Debt Management Branch

P.O. Box 9423 Stn. Prov. Govt.

620 Superior Street

Victoria, British Columbia

Canada, V8W 9V1

Telephone: (250) 387-7125

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement or free writing prospectus. The Province has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Province is not making an offer of these debt securities or warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

The following documents relating to the Province’s securities offered by this prospectus may contain forward-looking statements:

•                  this prospectus;

•                  any prospectus supplement; and

•                  the documents incorporated by reference into this prospectus and any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about the Province’s beliefs and expectations. These statements are based on current plans, estimates and projections, which may change, and therefore you should not place undue reliance on them. Forward- looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

GENERAL DESCRIPTION OF PROVINCE OF BRITISH COLUMBIA

British Columbia is a province of Canada located on the Pacific Coast. It has an area of 95 million hectares, or about 9.5 per cent. of Canada’s total surface area. More than one-half of British Columbia is covered by forests, which constitutes one of British Columbia’s major natural resources. The British Columbia coastline, which has many ice-free deep water inlets and ports, is approximately seven thousand kilometers in length. There are 1.8 million hectares of lakes and rivers throughout the Province.

During the past 25 years, the British Columbia economy has become more diversified in structure, employment, production and trade. While forest products and other traditional resource-based industries such as fishing and mining have continued, the economy has evolved to encompass a robust petroleum and natural gas industry, secondary manufacturing and an extensive service sector, including technology, tourism, film and television production.

British Columbia is the third largest Canadian province in terms of population, which was estimated at 4.5 million persons or about 13.2 per cent. of Canadians on July 1, 2009. British Columbia’s population grew at an average annual compound rate of 1.1 per cent. between 2000 and 2009, in line with the 1.0 per cent. average annual growth of the Canadian population as a whole.

Vancouver, a principal Canadian shipping, manufacturing and services centre, has the largest urban population in British Columbia and is the third largest metropolitan area in Canada with a population of 2,318,526 persons in 2009. Victoria, the capital of British Columbia, is located on Vancouver Island and its regional district had a population of 367,572 persons in 2009.

DESCRIPTION OF DEBT SECURITIES AND WARRANTS

The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities or warrants may update or supersede any of the information in this section.

General

The debt securities will be direct and unconditional general obligations of the Province. The debt securities will not be secured by any of the Province’s property or assets. The debt securities will not be subordinated to any of the Province’s other general obligations and therefore will rank equally and ratably with all the Province’s other unsecured and unsubordinated indebtedness.

Information to be Specified in the Prospectus Supplement

The prospectus supplement that relates to your debt securities will specify the following terms:

•                  price and aggregate principal amount of the debt securities;

•                  title of the debt securities;

•                  the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•                  the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•                  the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•                  where and how the Province will pay principal and interest;

•                  whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•                  whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•                  whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•                  whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•                  any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•                  whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•                  the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•                  any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States federal or Canadian income tax considerations applicable to the debt securities.

Form, Exchange and Transfer

The debt securities will be issued:

•                  only in fully registered form;

•                  without interest coupons; and

•                  in minimum aggregate principal amounts of U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.

Registered Global Securities

The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depository identified in the prospectus supplement, or its nominee, and will be deposited with the depository, its nominee or a custodian. The financial institution that acts as the sole direct holder of the global securities is called the “depository”. The terms of the depository arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depository. The debt securities included in a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depository.

Special Investor Considerations for Global Securities

Our obligations, as well as the obligations of the fiscal agent and those of any third parties employed by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depository, as well as general laws relating to these types of arrangements.

An investor should be aware that when debt securities are issued in the form of global securities:

•                  the investor cannot get debt securities registered in its own name;

•                  the investor cannot receive physical certificates for its interest in the debt securities;

•                  the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•                  the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•                  the depository’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•                  the Province and the fiscal agent have no responsibility for any aspect of the depository’s actions or for its records of ownership interests in the global security;

•                  the Province and the fiscal agent do not supervise or review the records of the depository in any way; and

•                  the depository will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated

In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.

The special situations for termination of a global security are:

•                  when the depository notifies us that it is unwilling, unable or no longer qualified to continue as depository (unless a replacement depository is named); and

•                  when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depository (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our fiscal agent and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the fiscal agent and any paying agent of the debt securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depository or its nominee) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Warrants

The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

•                  the terms listed under the heading “Description of Debt Securities and Warrants — General — Information to be Specified in the Prospectus Supplement”, as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

•                  the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

•                  the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

•                  the dates on which your right to exercise your warrants begins and expires;

•                  whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

•                  whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

•                  whether and under what conditions the warrants may be terminated or cancelled by the Province; and

•                  whether there are any material United States federal or Canadian income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

Canadian Taxation

The following summary (the “Canadian Tax Summary”) describes the principal income tax consequences which arise generally in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in British Columbia under the Income Tax Act (British Columbia) (the “BC Act”) and which are applicable to a holder of the debt securities or warrants who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention, is not a resident of Canada and is not deemed to be a resident of Canada and who does not use or hold and is not deemed to use or hold the debt securities or warrants in or in the course of carrying on a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere and is not an authorized foreign bank carrying on a banking business in Canada within the meaning of the Federal Act (a “Non-Resident Holder”). This Canadian Tax Summary is based on the provisions of the Federal Act, the BC Act and regulations under those Acts as they exist on the date of this prospectus and the current administrative practices and policies published by the Canada Revenue Agency.

This Canadian Tax Summary includes Canadian and British Columbian income tax considerations only. It does not include United States, provincial (other than British Columbia), territorial or other income tax considerations nor does it include income tax considerations arising under any income tax convention or treaty between Canada and another country. It is not applicable to Canadian residents. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the tax treatment of a holder.

Principal paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is not subject to withholding tax in Canada under the Federal Act. Neither principal nor interest paid or credited by the Province to a Non-Resident Holder in respect of the debt securities is subject to withholding tax under the BC Act.

Canadian withholding tax under the Federal Act will only apply to interest or any amount deemed to be interest that is (1) not “fully exempt interest” as defined in the Federal Act and is paid or payable to a person with whom the payer is not dealing at arm’s length within the meaning of the Federal Act, or (2) “participating debt interest” as defined in the Federal Act. For these purposes, interest in respect of the debt securities will be “fully exempt interest” because the debt securities will represent debt obligations of a province. Interest in respect of the debt securities would be “participating debt interest” if all or any portion of the interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation.

No other tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the BC Act in respect of the debt securities, whether as a result of interest or principal being paid or credited by the Province to the Non-Resident Holder, a purchase by the Province from, or repayment by the Province to, the Non-Resident Holder, a redemption or other disposition, except that tax on such income or capital gains may be payable if the Non-Resident Holder uses or holds (or is deemed to use or hold) the debt securities in carrying on business in Canada.

No tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the BC Act in respect of the warrants, whether as a result of their expiry or their exercise or disposition by the Non-Resident Holder, except that tax on such income or capital gains may be payable if the Non-Resident Holder uses or holds (or is deemed to use or hold) the warrants in carrying on business in Canada.

In certain circumstances described under the heading “Description of Debt Securities and Warrants — Special Situations When the Global Security Will be Terminated”, a global security representing debt securities will terminate and interests in it will be exchanged for physical certificates representing debt securities. No tax on income or capital gains is payable under the Federal Act or the BC Act as a result of any such exchange.

Canada and British Columbia do not levy estate or inheritance taxes or succession duties. British Columbia requires a probate fee to be paid upon estates probated in British Columbia, calculated on the value of the estate. The estate of a person who was not ordinarily resident or domiciled in British Columbia on death would not, by virtue only of the holding of debt securities or warrants by the estate, be required by law to be probated in British Columbia.

United States Federal Income Taxation

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “issue price” is, for United States federal income tax purposes, generally not less than their “stated redemption price at maturity,” each as defined in section 1273 of the Code. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect).

This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or foreign jurisdiction.

For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:

•                  You are a citizen of the United States or a resident of the United States who is a natural person;

•                  You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•                  You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•                  You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds a debt security, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding a debt security should consult their tax advisor.

Interest

In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income.

Sale, Exchange, or Retirement

Upon the sale, exchange or retirement of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt securities for more than one year. Non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations. Your gain or loss generally will be U.S. source for foreign tax credit purposes.

Backup Withholding

Certain “backup” withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale of the debt securities. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of these payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States federal income tax provided that the required information is furnished to the Internal Revenue Service by the date required.

The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

United Kingdom Taxation

The following applies only to persons who are the absolute beneficial owners of the securities and is a summary of the Province’s understanding of current law and published HM Revenue & Customs (“HMRC”) practice in the United Kingdom (in each case as at the date of this prospectus) relating only to the (i) UK withholding tax treatment of payments of interest in respect of the securities and certain related matters and (ii) UK stamp duty and stamp duty reserve tax (“SDRT”) consequences of a transfer of, or an agreement to transfer, the securities. It does not deal with any other UK taxation implications of acquiring, holding or disposing of the securities. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Province) to whom special rules apply. Holders of the securities (or prospective holders of the securities) who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Interest on the Securities

No withholding or deduction for or on account of UK income tax should be required to be made from payments of interest on the securities.

Holders of the securities who are individuals may wish to note that HMRC has power to obtain information (including, in certain cases, the name and address of the beneficial owner of the relevant payments) from any person in the United Kingdom who either pays certain amounts in respect of the securities to, or receives certain amounts in respect of the securities for the benefit of, an individual. Such information may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions.

European Union Directive on the Taxation of Savings Income

Under Council Directive 2003/48/EC on the taxation of savings income (the “Directive”), each member state of the European Union (each, a “Member State”) is required to provide to the tax or other relevant authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in, or certain other types of entity established in, another Member State, except that Austria and Luxembourg have instead opted to impose a withholding system in relation to such payments (deducting tax at rates rising over time to 35%) for a transitional period unless during that period they elect otherwise. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to exchange the information relating to such payments.

On November 13, 2008, the European Commission published proposals for amendments to the Directive and on April 24, 2009 the European Parliament approved an amended version of these proposals. If any of the proposed changes are implemented, they would amend and broaden the scope of the requirements set out above.

UK Stamp Duty and SDRT

No UK stamp duty or SDRT is payable on a transfer of, or an agreement to transfer, the securities.

Enforceability and Governing Law

We have not agreed to waive any immunities we may have as a foreign government in the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.

However, as we have no immunity from the jurisdiction of the Supreme Court of British Columbia (British Columbia’s superior trial court), you may bring proceedings against us in that court for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of British Columbia or a citizen of Canada and without any need to obtain the consent of any public official or authority. Proceedings against us in the Supreme Court of British Columbia must be brought prior to the expiry of the applicable limitation period and will be governed by the Crown Proceeding Act (British Columbia), which, for example, prohibits jury trials in proceedings against us and makes the remedies of specific performance and injunctions unavailable against us.

While the Crown Proceeding Act (British Columbia) does not permit a court order made against us for the payment of money to be enforced by execution, attachment or process of that nature, it does provide a process under which the amount of such an order is required to be paid by the Minister of Finance out of the consolidated revenue fund of the Province, together with any interest that may have accrued by law, unless the order is suspended by a court pending an appeal or otherwise.

The Currency Act (Canada) precludes a Canadian court from giving a judgment in any currency other than Canadian currency. However, under the Foreign Money Claims Act (British Columbia), if a court considers that a person in whose favor an order for the payment of money is to be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than Canadian currency, the court must order that the money payable under the order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of the other currency at a chartered bank in British Columbia at the close of business on the last day that the bank quotes a Canadian dollar equivalent to the other currency prior to the payment under the order being made.

Further, in the absence of a waiver of immunity by British Columbia, it would be possible to obtain a United States judgment in an action against British Columbia only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.

However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of British Columbia located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under certain limited circumstances.

Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement and the warrant agreement, if any, will be governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the debt securities and warrants will be paid into the Consolidated Revenue Fund of British Columbia (in some cases after being exchanged in whole or in part for another currency) and may be used for the benefit of the Province or for the purpose of lending money to British Columbia government bodies.

PLAN OF DISTRIBUTION

We may sell debt securities and warrants to the public:

•                  through agents;

•                  through underwriters or dealers; or

•                  directly to purchasers.

We will describe in a prospectus supplement the specific plan of distribution for a particular series of debt securities or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities or warrants, the proceeds to the Province from the sale of the debt securities or warrants, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

We may distribute debt securities and warrants from time to time in one or more transactions:

•                  at a fixed price or prices, which may change;

•                  at market prices prevailing at the time of sale;

•                  at prices related to such prevailing market prices; or

•                  at prices to be negotiated with purchasers.

Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account.

The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

In connection with the sale of debt securities and warrants, the Province, or purchasers of debt securities and warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities and warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities and warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities and warrants.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities and warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

DEBT RECORD

The Province has never defaulted on any of its direct or guaranteed debt obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.

LEGAL MATTERS

Unless otherwise indicated in the prospectus supplement, the validity of the debt securities and warrants, and certain other matters of Canadian and British Columbia law, will be passed upon by:

•                  a Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General of the Province (or another officer of the Ministry of Attorney General of the Province), Canadian counsel to the Province; and

•                  Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia, Canadian counsel to the underwriters.

Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by:

•                  Shearman & Sterling LLP, United States counsel to the Province; and

•                  Davis Polk & Wardwell LLP, United States counsel to the underwriters.

From time to time, Farris, Vaughan, Wills & Murphy LLP has rendered legal advice to the Province.

AUTHORIZED AGENTS

The authorized agents of the Province in the United States are the Honourable Daniel Sullivan, John McNab and Glenn Campbell, each of whose address is:

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference in this prospectus which is designated as being taken from a publication of the Province of British Columbia or Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document.

We confirm that where information has been sourced from a third party, such information included or incorporated by reference has been accurately reproduced and that as far as the Province is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render such information included or incorporated by reference, inaccurate or misleading.

All financial and statistical information of the Province included or incorporated by reference in this prospectus has been taken or derived from records and publications of the Province, including the Public Accounts for the Province of British Columbia, and is included in this prospectus on the authority of Graham Whitmarsh, Deputy Minister of Finance.

The Deputy Minister of Finance for the Province has supplied in his official capacity as such deputy minister the information set forth or incorporated by reference in this prospectus, other than that set forth under the headings “Plan of Distribution”, “Legal Matters”, “Canadian Taxation”, “United States Federal Income Taxation” and “Enforceability and Governing Law.”

PART II

SUPPLEMENTAL INFORMATION

(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY
ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)

I.                            An itemized statement showing expenses, other than underwriting fees, of the Province of British Columbia (the “Province”) in connection with the sale of a particular issue of Debt Securities and/or Warrants shall be provided in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

II.                       The Registrant hereby agrees to furnish a copy of any agreement or agreements made with any underwriter governing the sale of the Securities in the United States in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

III.                  The Registrant hereby agrees to furnish a copy of the opinion of a Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General of the Province (or other officer of the Ministry of Attorney General), including a consent relating thereto, in respect of the legality and validity of the Securities in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

IV.                   All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises:

(1)       The facing sheet

(2)       Part I, consisting of the Prospectus

(3)       Part II, consisting of pages II-1 to II-6

(4)       The following exhibits:

A.        Form of Fiscal Agency Agreement, including Form of Debt Securities*

B.        Form of Underwriting Agreement*

C.        Form of Warrant Agreement, including Form of Warrants*

D.        Form of Distribution Agreement*

E.         Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General of the Province (or other officer of the Ministry of Attorney General), including a consent relating thereto, in respect of the legality and validity of the Debt Securities and/or Warrants*

F.         Consent of Graham Whitmarsh, Deputy Minister of Finance of the Province (See page II-6)

*          Any exhibit required to be filed which is not filed herewith will be filed in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(1)                     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)         To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)        To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)       To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in this Registration Statement.

(2)       That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)       That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)       That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)         Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii)        In an offering made in a manner substantially similar to that specified by Rule 415(a)(1)(x), as contemplated by Releases No. 33-6240 and 33-6424 under the Securities Act, each prospectus filed by the Registrant pursuant to Rule 424(b)(2) or 424(b)(5) as part of the Registration Statement for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus (as provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date).

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Province of British Columbia, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Victoria, Province of British Columbia, Canada.

PROVINCE OF BRITISH COLUMBIA

By:	/s/ Graham Whitmarsh
	Name:	Graham Whitmarsh
	Title:	Deputy Minister of Finance
Province of British Columbia

Victoria, British Columbia

Dated: September 14, 2010

SIGNATURE OF REGISTRANT’S
AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of an authorized agent of the Registrant in the United States.

By:	/s/ Glenn R. Campbell
	Name:	Glenn R. Campbell
	Title:	Consul and Finance Canada
Representative, New York

New York, New York

Dated: September 14, 2010

CONSENT

I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of British Columbia with which this consent is filed.

By:	/s/ Graham Whitmarsh
	Name:	Graham Whitmarsh
	Title:	Deputy Minister of Finance
Province of British Columbia

Victoria, British Columbia

Dated: September 14, 2010